UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

PARAMOUNT GOLD MINING CORP.
(Name of Small Business Issuer in its charter)
DELAWARE	20-3690109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
237 Argyle Avenue, suite 100 Ottawa, Ontario, Canada	K2P 1B8
(Address of principal executive offices)	(Zip Code)
(613) 226-7883
Issuer’s telephone number
Securities to be registered under Section 12(g) of the Act:
None

TABLE OF CONTENTS

PART I

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.	39
Item 2.	Legal Proceedings.	39
Item 3.	Changes in and Disagreements with Accountants.	39
Item 4.	Recent Sales of Unregistered Securities.	39
Item 5.	Indemnification of Directors and Officers.	40

PART F/S

Financial Statements	41

PART III

Item 1.	Index to Exhibits. 54

PART I

This Registration Statement on Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended; and Section 21E of the Securities Exchange Act of 1934, as amended.  Statements in this filing about our future results, level of activity, performance, goals or achievements or other future events constitute forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,”  “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative or other  variations of these words, or other comparable words or phrases.  The forward-looking statements included herein are based on current beliefs and expectations that involve a number of risks and uncertainties.  Although we acknowledge that we are not a reporting company under Section 12 (g) of the Exchange Act and our stock is considered a penny stock, we provide this mention of forward looking statements to ensure adequate attention may be made of such statements as the reader proceeds through the course of the disclosure contained herein.

Accordingly, to the extent that this Registration Statement contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of us, please be advised that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in forward-looking statements.  The differences may be caused by a variety of factors,  including but not limited to adverse economic conditions; intense competition, including intensification of price competition and entry of new competitors and  products; adverse  federal, state and local government regulation; inadequate  capital; unexpected  costs and operating  deficits; increases in general and  administrative costs; lower sales and revenues than forecast;  loss of  customers; technological obsolescence of our products and services, technical problems with our products and services, inability to raise prices; failure to obtain new customers; the possible fluctuation and volatility of our operating  results, financial condition and stock price; inability to carry out marketing and sales plans;  loss or retirement of key executives;  and other  specific  risks that may be described  in this Annual Report or in other reports filed by us with the  Securities and Exchange Commission.  In addition, our business and operations are subject to substantial risks that increase the uncertainty inherent in the forward-looking statements.  The inclusion of forward-looking statements in this Registration Statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.   Forward-looking   statements are based on management's beliefs, expectations and projections on the date they are made.  We assume no obligation to update forward-looking statements if management's beliefs, expectations or projections or other circumstances should change.  Investors should not place undue reliance on forward-looking statements.

WHO WE ARE

Unless otherwise noted the terms “PGDP,” the “Company,” “we,” “us,” and “our,” refer to past and ongoing business operations conducted in the form of Paramount Gold Mining Corp. and its respective subsidiaries, if any.

Item 1.

Description of Business.

Paramount Gold Mining Corp. (the “Company”, “Paramount” or “PGDP”), a Delaware corporation is an exploration stage company which has as its core business, precious metals exploration. The Company was reincorporated on March 29, 2005 as Panelmaster Corp., which had been a previously incorporated company whose Certificate had expired with the State of Delaware.  On April 14, 2005, the Company amended its Certificate of Incorporation, changing its name to Paramount Gold Mining Corp.

The President of Paramount is Chris Crupi, a former Vice President of PricewaterhouseCoopers. Mr. Crupi has committed to spend 50% of his time on his duties at Paramount, which include overseeing administrative and operations activities. In addition to his duties at Paramount, Mr. Crupi is also President and CFO of AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

The Manager of Exploration in Mexico is Bill Reed. Mr. Reed is a consultant to the Company and has committed 50% of his time to his duties at Paramount. In addition to his duties at Paramount, Mr. Reed is also Chief Geologist of AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

The Manager of Exploration in South America is Alain Vachon, an independent geologist who used to work at Barrick Gold as a senior geologist and who is familiar with the Company’s Linda property in Peru.

On December 12, 2005, the Company announced that John Simons had agreed to join the Company as a senior advisor. Mr. Simons is a geologist who has had experience in the 1970s drilling multiple concessions on the San Miguel project. Mr. Simons will work on an as-needed basis to assist Mr. Reed in determining the most appropriate drill targets at San Miguel.

The Company currently has two projects under option, the San Miguel Groupings property in Mexico and the Linda property in Peru. There is no assurance that a commercially viable mineral deposit exists on either of these two properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

The San Miguel Groupings property in Mexico, in which Paramount has an option to acquire up to a 70% interest by spending $2.5 million on exploration in the first 30 months of the option agreement dated August 3, 2005. To-date, Paramount has conducted a sampling program at San Miguel managed by Bill Reed. Mr. Reed has retained the services of an independent geologist and several contract workers to assist him in carrying out the sampling program at San Miguel.

San Miguel is located in Chihuahua, Mexico and lies in the Temoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, just a few kilometers northwest of the town of Temoris. It can be accessed by vehicle and railway and has well-developed infrastructure with a recently constructed 33,000 volt power line. The project covers approximately 800 acres with an estimated 6 kms of strike in the historic gold/silver mining district. Click on this link to view a small-scale map of the property: http://www.paramountgold.com/Projects/Maps/SanMiguelMap.asp

The Temoris mining district lies within a northwest trending belt of gold and silver deposits in the western portion of the Sierra Madre Occidental. Gold/silver mineralization in the project occurs as quartz veins and breccias within the west-northwest- and north-northwest-striking faults.

Paramount will obtain title to the property, with a 70% earned interest, once Paramount has expended $2.5 million in exploration activity.

At San Miguel, host rocks include tertiary age andesite agglomerates, flow and tuffs that have been intruded by hyperbysal rhyodacitic bodies. Known silver mineralization exposed in historic mine workings include high angle brecciated quartz veins separated by zones of mineralized stockwork quartz veining. Hundreds of old small mines and prospects can be found along a 6 kilometer long belt. Some workings are partially accessible, but many are caved.

Grid rock chip sampling of outcrops over the San Jose zone at San Miguel has been completed over a 100 by 250 meter zone with samples spaced at 5 meter intervals on 40 meters spaced sample lines. Sampling of this area continues. There is a network of old lumber roads on the property. No usable equipment exists. The Federal power grid was expanded into the area 3 years ago and is accessible.

No reserves exist on the property, however, a mid 1970’s drill program did outline an 850,000 tonne resource averaging 4.5 ounce per tonne silver.

At San Miguel, the Company is concentrating its efforts to define a silver occurrence that strikes NNW comprised of multiple high angle brecciated quartz veins containing high grade silver mineralization [ 10 to 20 ounces per tonne ] separated by zones of mineralized stockwork quartz veining with lower silver grades. We are following this zone to the NNW and SSE. To date, we have defined a zone 100 meters wide and more than 250 meters long and open along strike.

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling of outcrops every 5 meters on 40 meter spaced sample lines. This phase will continue until the surface expression of the silver-bearing zone is completely defined. In some areas this includes shallow hand dug surface trench to remove old dumps from small-scale historic mining operations that occasionally mask outcrops. Phase 2 will involve sampling accessible underground mine workings to further define drill targets. Phase 3 will involve application for drill permits and associated roads and drill pads. Phase 4 and 5 will involve drill testing of targets defined by prior phases. Silver grades encountered during a mid 1970’s sampling and drilling program reported grades in the 4.5 ounce per tonne range. Recent surface sampling suggests silver grades in the 6 ounces per tonne range. These grades would support a viable surface mining operation assuming sufficient tonnage can be found.

It is expected that Phase 1 of the exploration program will cost $80,000, Phase 2 will cost $50,000, Phase 3 will cost $15,000 and Phase 4 will cost $400,000 and Phase 5 will cost approximately $400,000 to $500,000. Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

The second project is the Linda property in Peru. This is a property that is under option with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation. The option agreement, dated October 6, 2005, enables Paramount to earn a 51% interest in the Linda property by drilling 6,000 meters within 30 months of the date of the option agreement.

The Linda property is an exploration project and there are no known reserves. There exists good infrastructure, access to power, and good road access due to mining operations nearby. The Linda property is located at 250 km to the South-South-East of the town of Ayacucho, District of Chipao, Province of Lucanas, Department of Ayacucho, Peru.  The property is located on the northwest flank of the inflexion of Abancay, a regional disturbance at the macro scale of a NW trending volcano-sedimentary belt. It is characterized by a typical Andean structural pattern delineated by dominant NW trending structures cut by NE ones. Click on this link to view a small-scale map of the property: http://www.paramountgold.com/Projects/Maps/LindaPropertyMap.asp

The immediate area of the project is occupied by a series of sedimentary rocks including limestone, calcareous siltstones and shale of late Jurassic or early Cretaceous age and, young volcanic of the lower Cretaceous to Quaternary age.   The rocks are cut by several intrusive breccias and felsic intrusions.

Past work on the property includes IP and 8 short diamond drill holes realized by North in 1998 and, detailed surface sampling by Horschild and Barrick in 2003-2004. This work led to the following conclusions: The project is suitable for low grade heap leaching large volume operation; the project presented skarn, porphyry and Carlin type affinities; alteration and mineralization are spread over a 1.5 km x 1.0 km zone; one hole indicated that oxide mineralization is at least 24 m deep; and the target is not confined to what has been delineated so far.

Mineralization and alteration are associated with zones of silicification, siliceous hydrothermal breccias and de-carbonatization. Alteration minerals are: silica, chalcedony, opal and advanced argillic clay minerals.

Previous sampling by Barrick Gold shows the following results: 263 samples out of 927 (28%) have returned gold values greater than 0.3 g/t Au including 169 with gold values greater than 0.5 g/t, 59 with gold values greater than 1 g/t and, 5 with gold values greater than 5 g/t Au. The arithmetical average of all samples that have values greater than 0.3 g/t Au stands at 0.93 g/t Au.

Paramount is just starting a pre-drilling sampling program at Linda, managed by Alain Vachon. Assisting Alain Vachon are a number of contractors retained directly by Mr. Vachon. Paramount is trying to identify a heap-leach bulk gold deposit with gold grades that average 1 gram per tonne or higher.

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling, followed by an Induced Polarization (IP) survey. Phase 2 will involve application for drill permits and associated roads and drill pads. Phase 3 will involve 2,000 meters of drill testing of targets defined by prior phases.

It is expected that Phase 1 will cost $50,000 and that Phase 2 will cost $25,000 and Phase 3 will cost $350,000. Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

Paramount entered into an option agreement with Sydney Resource Corporation on September 20, 2005, but decided to terminate this option agreement following due diligence.

Paramount does not expect to generate revenues from either the San Miguel or Linda projects in the next 2 years. Further, it is not Paramount’s objective to enter the mine management business, but rather hopes to identify a resource that will enable them to attract a larger company to partner with who has experience developing and managing a mine.

There are no real competitors to Paramount and in fact, the better the results generated by other exploration companies in the areas surrounding Paramount’s projects, the better it is for Paramount as it attracts attention to the area.

BUSINESS OF THE ISSUER

Paramount signed an agreement dated August 2, 2005 with Amermin S.A. de C.V., the Mexican subsidiary of American Stellar Energy Inc., a publicly-listed company, OTC:AMRS (Exhibit 10.1). The agreement requires Paramount to make payments totaling $400,000 for a 35% equity interest in the San Miguel group of properties (“San Miguel Groupings”) located in the Chihuahua region of Mexico. Paramount can earn up to a 55% equity interest with an exploration expenditure of $1,000,000 within 18 months of the date of the agreement, and can earn up to a 70% equity interest with a further $1,500,000 exploration expenditure within 30 months of the date of the agreement.

The agreement calls for Paramount to manage all exploration and development efforts at San Miguel. It is Paramount’s objective to spend $1,000,000 in 2006 on exploration activity on the San Miguel property, which will fulfill its obligations to earn its 55% equity interest in the property. The exploration manager for the project is Charles W. (Bill) Reed. Mr. Reed has committed to spend a minimum of 50% of his time on his duties to Paramount Gold. Mr. Reed has also committed to spend the balance of his available time working as Chief Geologist for AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

Mr. Reed has significant mining experience in Mexico, as he was formerly Chief Geologist - Mexico for Minera Hecla S. A. de C. V., a subsidiary of Hecla Mining (NYSE:HL) from 1998 to 2004, and Regional Geologist, Mexico and Central America for Echo Bay Exploration from 1993 to 1998. While at Hecla, Mr. Reed supervised detailed exploration at the Noche Buena project, Sonora, and the San Sebastian silver and gold mine, Durango. He also discovered and drilled the Don Sergio vein that was later put into production.

Mr. Reed has a Bachelor of Science Degree, Mineralogy, University of Utah and is a Registered Professional Geologist in the State of Utah. He also completed an Intensive Spanish Program at Institute De Lengua Espanola, San Jose, Costa Rica (1969).

In addition to the San Miguel Groupings, Paramount has signed Letters of Intent to acquire two additional properties.

The Company signed a Letter of Intent on September 20, 2005 with Sydney Resource Corporation (TSXV:SYR) regarding the Yoquivo property in Mexico. Following due diligence, the Company decided to terminate this agreement.

Paramount signed a Letter of Intent with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation (Exhibit 10.2), on October 6, 2005 regarding the Linda property in Peru. Following due diligence, the Company decided to move forward with the Linda project and sign a definitive agreement. The definitive agreement is in the process of being drafted by Barrick Gold, and Paramount is anticipating that it will be ready for signature by the end of January 2006. In the meantime, Paramount has just commenced a work program at the Linda property, where a work crew composed of six persons, including two geologists, are currently working on a pre-drilling program that includes a detailed geological survey and sampling program.

Paramount signed a Letter of Intent on December 8, 2005 with Drilling Consultants Inc. (Exhibit 10.3) to acquire a 100% interest in the La Blanca property located adjacent to the Company’s San Miguel property in Mexico. Paramount also signed an agreement with American Stellar Energy Inc. (their partner at San Miguel) to enable American Stellar to earn a 30% interest in La Blanca, thus leaving Paramount with a 70% interest. The letter of Intent includes a due diligence period that extends to January 20, 2006, during which time Bill Reed and members of the work crew at San Miguel will take samples at La Blanca to determine the prospects for the property.

The details of the Option Agreement signed with American Stellar Energy Inc. include (Exhibit 10.1):

Terms:

Upon the signing of this Agreement, Paramount agrees to purchase 35% of American Stellar Energy’s interests in the San Miguel Groupings by completing the following;

a) Make a non-refundable payment of US$50,000.00, coinciding with the signing of this Agreement (the payment will be refundable if a satisfactory title search is not secured by Paramount from American Stellar by August 17, 2005); - Please note that this $100,000 payment term was amended by mutual agreement on November 30, 2005 such that a $50,000 payment is due December 17, 2005 and a $50,000 payment is due February 17, 2006.

b) Make a payment of US$250,000.00 by August 18th 2005, to purchase 25% of American Stellar Energy’s interests in the San Miguel Groupings;

c) Make a payment of US$100,000.00 by November 18th, 2005; to increase the purchase to 35% of American Stellar Energy’s interests in the San Miguel Groupings and;

d) Paramount must issue to American Stellar 300,000 Rule 144 restricted common shares

Upon signing of this Agreement, American Stellar agrees to:

a) Make available a certified copy of title for the San Miguel Groupings as soon as one is received or no later then August 17th, 2005.

Paramount agrees to make its earned percentage of all property payments and any other payments deemed necessary to maintain the properties and keep in good standing the full interest in the San Miguel Groupings and continue to make these payments as long as the Joint Venture outlined in this agreement is in effect. Payments will be escrowed for payment at least 14 days before payment is due.

Paramount will make an additional payment of US $50,000.00 or an equivalent value of Paramount shares on every anniversary date of this agreement to maintain its interests earned, and to keep the Joint Venture in good standing.

Paramount may increase its interest in the San Miguel project to 55% thereby reducing American Stellar Energy's interest in the San Miguel Groupings to 45%, after the following conditions have been met:

a.

Paramount spends an additional US$1 million on exploration and development within 18 months of the date this agreement is signed. American Stellar agrees that Paramount will be the operator overseeing the additional US$1 million expenditure; however, American Stellar Energy may have it representatives on location at any and all times to observe all operations, and may audit expenditures as necessary.

b.

Once Paramount has notified American Stellar Energy in writing, along with supporting documents, that it has spent US$1 million in exploration work on San Miguel, the Joint Venture Partners agree to enter into a standard joint venture agreement by which it will have a 55% working interest in the San Miguel project and American Stellar will own a 45% interest. At this point, Paramount is to be appointed operator of the joint venture and will remain the operator as long as it maintains it’s 55% participation in the joint venture by paying it’s proportionate share of expenses and property payments or decides to withdraw from such responsibility; and

c.

Paramount issues to American Stellar an additional 200,000 Rule 144 restricted common shares.

     5.  A standard dilution clause will apply in case one of the partners decides not to participate financially for its proportionate share in any exploration or development program submitted by the operator. Should the operator decide not to present any exploration or development programs, the other party can present one and become the operator.

As a basis for the dilution clause, each party will be deemed to have invested the following amount of money in the San Miguel Groupings:

Paramount: US$1,300,000 (representing its 55% interest); and

American Stellar: US$1,063,000 (representing its 45% interest).

Once a participant has been diluted to a 20% interest, this interest will automatically convert into a 2% N.S.R. and the joint venture agreement will become null and void. At any time, the 2% NSR can be reduced to 1% by any partner in exchange for a US$500,000 payment;

6.   Each party, as long as their original participation is maintained, will have one vote each in the decisions of the joint venture management committee. An arbitration clause will be included in case of disagreement;

7.  It is also agreed that Paramount has an option to increase its interest in the San Miguel groupings to 70% thereby reducing American Stellar Energy's interest in the San Miguel groupings to 30%, on the following conditions:

a.

Paramount spends an additional US$1.5 million over and above the US$1.0 million expenditures outlined in 4(a) above on exploration and development within 30 months of the date this agreement is signed. American Stellar agrees that Paramount will remain as operator overseeing the US$1.5 million expenditure; however, American Stellar may have it representatives on location at any and all times to observe all operations, and may audit expenditures by Paramount as necessary.

b. Paramount issues to American Stellar 200,000 Rule 144 restricted common shares; and

            c. Paramount agrees that after it has earned its 70%, American Stellar Energy will receive 90 days, from the date of approval of any exploration budget, to pay its proportionate share of actual expenditures.

The dilution clause in term #5 will be revised upon Paramount increasing its interests to 70%, and as a basis for the dilution clause, each party will be deemed to have invested the following amount of money in the San Miguel Groupings:

Paramount: US$2,800,000 (representing its 70% interest); and

American Stellar: US$1,200,000 (representing its 30% interest).

8. Paramount agrees that during its earn-in period and any time thereafter, American Stellar is allowed to mine ore from the San Miguel Groupings at a daily rate no greater than 75 tons per day. Any revenues, net of operating costs, derived from mining ore at the San Miguel groupings will be divided between Paramount and American Stellar based on each partner's earned interest at that time.

9. American Stellar agrees that Paramount will have the right to process ore outlined above in #8, at the La Currita Mill at a minimum rate of 75 tons per day. Tonnage allowance will be subject to ore that has been delivered to the mill and the availability of an operational Mill. Paramount agrees to pay ore processing fees to American Stellar at a rate equal to the actual milling costs per ton plus 10% of the net smelter proceeds. American Stellar agrees that Paramount will have the first right of refusal to participate in any mill improvements that will increase the daily capacity of the La Currita mill operation, therefore increasing Paramount’s minimum rate (75 tpd) proportionally.

10.  Should Paramount decide not to pursue exploration efforts, then Paramount will cease to be the operator. In such a case, Paramount will continue to hold its earned interest in the San Miguel Groupings and all portions of this agreement shall remain in effect and binding on each party;

 11.  Either party in the joint venture shall have first right of refusal on the sale of any portion of its interest in the San Miguel Groupings to a third party for 30 days from the date of notification.

The details of the Letter of Intent signed with Minera ABX Exploraciones S.A.include (Exhibit 10.2):

1.

Paramount will execute a first phase exploration program including geological and geophysical surveys and a minimum of 2000 m of drilling before or at the first anniversary of the signing of the formal agreement referred to below. The minimum amount of drilling is a firm commitment regardless of if Paramount exercises or not the option to acquire said 51% interest;

2.

Paramount will complete a second phase exploration program including a minimum of 4000 m of drilling before or at the second anniversary of the signing of the formal agreement referred to below;

3.

The total 6000 m drilling proposal referred to in “1” and “2” above constitutes a firm commitment from Paramount to acquire its 51% interest;

4.

Once Paramount has completed the above requirements, a Joint Venture will be formed between the parties and Paramount will be deemed to have acquired a 51% interest in the Property.  Paramount will remain the operator of the Project as long as they maintain a majority interest in the Property.  During the JV, both partners will provide funds at the pro-rata of their equity according to the annual budgets voted at the JV committee.  If Barrick elects to not participate in the exploration and future development of the Property, its interest will be reduced according to a standard dilution clause to a minimum of 10% interest which will be converted automatically to a 2% NSR.  Paramount may buy back 1 % of said 2% NSR at any time for US $1million.

5.

Barrick will be granted a back-in right exercisable at any time after Paramount acquires 51% interest in the Property to reach a 65% interest in the Project if exploration work uncovers a gold resource greater than 2 million ounces.  To reach said 65% interest Barrick will reimburse Paramount two times all exploration expenditures incurred by Paramount.  At this point, Barrick will be deemed to have 65% interest and Paramount a 35% interest and Barrick will become the operator of the Project.

6.

Barrick will have a preemptive right in case Paramount decides to transfer part or all of its interest in the Project.

7.

Barrick will be able to totally or partially assign its position in this agreement. Paramount will need Barrick´s written and previous authorization to do so.

8.

Paramount is to be solely responsible for maintaining the Property in good standing, including but not limited to all tenure payments, reports and obligations before the Peruvian State, and for obtaining all applicable permits (including but not limited to exploration permits drilling permits, water permits, social and surface rights permits with communities) and for all environmental liabilities regarding Paramount´s work in the Project area. Environmental liabilities, if any, from previous exploration work in the Project area will not be Paramount’s responsibility.

9.

Barrick hereby warrants that the Property is free of all legal actions from any third party and that all annual tax and fines for the current year (2005) have been paid or will be paid at the moment that the final agreement with Paramount is signed.

10.

It is understood that all geological information, past or new, will stay confidential unless by laws and regulations of the NASDAQ and TSX Exchanges, Paramount be obliged to make such information public via a press release, in which case Paramount shall previously inform of the need of disclosure and shall previously coordinate with Barrick its terms.

The parties will keep strictly confidential this offer and its terms until the formal agreement referred to below is executed. However, any disclosure before or after that moment will need Barrick´s previous written approval.

11.

All related to this agreement is subject to the laws of Peru and any issue will be definitively settled by arbitration as per the rules of the Instituto Nacional de Minería, Petróleo y Energía del Perú.

A final agreement will be subject to some additional due diligence by Paramount.  This additional due diligence will be limited to 45 days after signing this Letter of Intent, after which, a formal agreement prepared by Barrick is to be signed by both parties.

The details of the Letter of Intent signed with Drilling Consultants Inc. include (Exhibit 10.3):

Terms:

1)

PGDP agrees to bear the cost of maintaining the Concessions in good standing, regarding taxes due, all work assessment reports on the concessions, etc.

2)

PGDP will have no right to encumber the concessions in any way, until the full price, outlined above, has been paid.

3)

DCI agrees to provide PGDP an exclusive due diligence period that extends to January 20, 2005. DCI further agrees to provide PGDP access to the 4 mining concessions during the due diligence period in order that PGDP may conduct on-site testing.

4)

DCI agrees to make available to PGDP all data in its possession. Such data to include, but not be limited to, data that supports the drill-indicated block of approximately 6 million tonnes of ore that average 4.7 ounces per tonne silver and 0.013 ounces per tonne gold;

5)

DCI agrees to provide evidence of clear title satisfactory to PGDP on or before January 20, 2005.

6)

DCI will confirm that there is no royalty payable (NSR), to any party, on any of the 4 concessions detailed above.

Purchase Price Schedule:

The total purchase price for the Interests and assets outlined above will be U.S. $4,300,000.00 (Four million three hundred thousand dollars) paid for under the following terms and conditions;

(UPA) = Underlying Purchase Agreement

1)

$50,000.00 (Fifty thousand dollars) due on signing of this Agreement (the payment will be refundable if a satisfactory title search is not secured by Paramount from DCI by January 20, 2006)

2)

$150,000.00 (One hundred fifty thousand dollars) due on January 31, 2006 at the time of signing a definitive purchase and sale agreement.

3)

$125,000.00 (One hundred twenty five thousand dollars) due on April 30, 2006

4)

$180,000.00 (One hundred eighty thousand dollars) due on June 10, 2006 (UPA)

5)

$125,000.00 (One hundred twenty five thousand dollars) due on July 30, 2006

6)

$200,000.00 (Two hundred thousand dollars) due on October 30, 2006

7)

$180,000.00 (One hundred eighty thousand dollars) due on November 10, 2006 (UPA)

8)

$200,000.00 (Two hundred thousand dollars) due on January 30, 2007

9)

$210,000.00 (Two hundred ten thousand dollars) due on February 10, 2007 (UPA)

10)

$150,000.00 (One hundred fifty thousand dollars) due on April 30, 2007

All payments beyond January 20, 2007 will be Underlying Property Agreement (UPA) Payments and PGDP will assume the responsibilities of making these payments directly to the property owner.

11)

$210,000.00 (Two hundred ten thousand dollars) due on May 10, 2007

12)

$225,000.00 (Two hundred twenty five thousand dollars) due on September 10, 2007

13)

$225,000.00 (Two hundred twenty five thousand dollars) due on January 10, 2008

14)

$250,000.00 (Two hundred fifty thousand dollars) due on May 10, 2008

15)

$250,000.00 (Two hundred fifty thousand dollars) due on September 10, 2008

16)

$325,000.00 (Three hundred twenty five thousand dollars) due on January 10, 2009

17)

$325,000.00 (Three hundred twenty five thousand dollars) due on May 10, 2009

18)

$435,000.00 (Four hundred thirty five thousand dollars) due on September 10, 2009

19)

$435,000.00 (Four hundred thirty five thousand dollars) due on January 10, 2010

The payments shall be made by wire transfer no later than the date outlined above. All payments shall be applied towards the total purchase price, as outlined above.

At the completion of the due diligence period, PGDP will inform DCI of its intention to proceed or not with the Agreement. If it chooses not to proceed, PGDP will forfeit the US$50,000 deposit (as long as Term 5 as noted above has been satisfied). If PGDP elects to proceed, both parties agree to sign a definitive Purchase and Sale Agreement on or before January 31, 2006 to formally close this transaction.

The details of the Agreement signed with American Stellar Energy Inc. include (Exhibit 10.5):

American Stellar Energy will have the right to earn a 10% interest and up to a 30% interest under the following conditions;

1)

After Paramount Gold has made property payments for one year, American Stellar Energy will pay 20% of all additional payments due under the schedule outlined in “Exhibit A” to earn a 20% interest in the assets and rights outlined in “Exhibit A”.

2)

After one year, if the full amount equaling 20% of the payment is not paid by the time outlined in “Exhibit A” below, the interest shall be reduced to that percentage of the payment that was made. Furthermore, that percentage lost shall in no way be regained.

3)

After all payments have been made under the schedule outlined in “Exhibit A”, by Paramount Gold and/or American Stellar Energy, American Stellar Energy shall have earned an additional 10% carried interest in the assets and rights outlined in “Exhibit A”, with no penalty resulting from (1) or (2) above.

Exhibit A

Assets & Rights:

 Description:

Drilling Consultants Inc. (DCI) has entered into a purchase agreement to purchase 100% of the assets as more thoroughly described below and contained in the agreement dated November 30, 2005 between Mr. Manuel Gomez Fregoso and Ramiro Trevizo Ledezma.

Asset Description:

1)

Concession: Constituyentes 1917, Title # 199402, Guazapares, Chihuahua (66.2403 Hectares)

2)

Concession: Montecristo, Title # 213579, Guazapares, Chihuahua (38.0560 Hectares)

3)

Concession: Montecristo Fraccion, Title # 213580, Guazapares, Chihuahua (0.2813 Hectares)

4)

Concession: Montecristo II, Title # 016/32936 en tramite, Guazapares, Chihuahua (36.2071 Hectares)

Terms:

1)

PGDP agrees to bear the cost of maintaining the Concessions in good standing, regarding taxes due, all work assessment reports on the concessions, etc.

2)

PGDP will have no right to encumber the concessions in any way, until the full price, outlined above, has been paid.

3)

DCI agrees to provide PGDP an exclusive due diligence period that extends to January 20, 2005. DCI further agrees to provide PGDP access to the 4 mining concessions during the due diligence period in order that PGDP may conduct on-site testing.

4)

DCI agrees to make available to PGDP all data in its possession. Such data to include, but not be limited to, data that supports the drill-indicated block of approximately 6 million tonnes of ore that average 4.7 ounces per tonne silver and 0.013 ounces per tonne gold;

5)

DCI agrees to provide evidence of clear title satisfactory to PGDP on or before January 20, 2005.

6)

DCI will confirm that there is no royalty payable (NSR), to any party, on any of the 4 concessions detailed above.

Purchase Price Schedule:

The total purchase price for the Interests and assets outlined above will be U.S. $4,300,000.00 (Four million three hundred thousand dollars) paid for under the following terms and conditions;

(UPA) = Underlying Purchase Agreement

1)

$50,000.00 (Fifty thousand dollars) due on signing of this Agreement (the payment will be refundable if a satisfactory title search is not secured by Paramount from DCI by January 20, 2006)

2)

$150,000.00 (One hundred fifty thousand dollars) due on January 31, 2006 at the time of signing a definitive purchase and sale agreement.

3)

$125,000.00 (One hundred twenty five thousand dollars) due on April 30, 2006

4)

$180,000.00 (One hundred eighty thousand dollars) due on June 10, 2006 (UPA)

5)

$125,000.00 (One hundred twenty five thousand dollars) due on July 30, 2006

6)

$200,000.00 (Two hundred thousand dollars) due on October 30, 2006

7)

$180,000.00 (One hundred eighty thousand dollars) due on November 10, 2006 (UPA)

8)

$200,000.00 (Two hundred thousand dollars) due on January 30, 2007

9)

$210,000.00 (Two hundred ten thousand dollars) due on February 10, 2007 (UPA)

10)

$150,000.00 (One hundred fifty thousand dollars) due on April 30, 2007

All payments beyond January 20, 2007 will be Underlying Property Agreement (UPA) Payments and PGDP will assume the responsibilities of making these payments directly to the property owner.

11)

$210,000.00 (Two hundred ten thousand dollars) due on May 10, 2007

12)

$225,000.00 (Two hundred twenty five thousand dollars) due on September 10, 2007

13)

$225,000.00 (Two hundred twenty five thousand dollars) due on January 10, 2008

14)

$250,000.00 (Two hundred fifty thousand dollars) due on May 10, 2008

15)

$250,000.00 (Two hundred fifty thousand dollars) due on September 10, 2008

16)

$325,000.00 (Three hundred twenty five thousand dollars) due on January 10, 2009

17)

$325,000.00 (Three hundred twenty five thousand dollars) due on May 10, 2009

18)

$435,000.00 (Four hundred thirty five thousand dollars) due on September 10, 2009

19)

$435,000.00 (Four hundred thirty five thousand dollars) due on January 10, 2010

The payments shall be made by wire transfer no later than the date outlined above. All payments shall be applied towards the total purchase price, as outlined above.

PROJECT DESCRIPTIONS

I.__SAN MIGUEL GROUPINGS

The following is an overview on the San Miguel Groupings. A detailed technical report on San Miguel, La Curitta and La Millionaire, dated October 8, 2005, was written for American Stellar Energy Inc. by Jon Lehmann L.P.G., an independent geologist. The report includes all three of American Stellar’s properties, however only the information on San Miguel is pertinent to Paramount Gold. A copy of the technical report is attached (“Exhibit 10.7”).

The San Miguel Groupings is located in Chihuahua, Mexico and lies in the Temoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, just a few kilometers northwest of the town of Temoris. It can be accessed by vehicle and railway and has well-developed infrastructure with a recently constructed 33,000 volt power line. The project covers approximately 800 acres with an estimated 6 kms of strike in the historic gold/silver mining district.

The Temoris mining district lies within a northwest trending belt of gold and silver deposits in the western portion of the Sierra Madre Occidental. Gold/silver mineralization in the project occurs as quartz veins and breccias within the west-northwest- and north-northwest-striking faults.

The San Miguel Groupings are made up of several claims and past producing mines known as Santa Clara, Las Tres S.S.S., San Luis, El Carmen, Swanick, Sangre De Cristo, Las Tres B.B.B., Guadalupe De Los Reyes, San Juan, El Rosario, San Miguel (Head of group) and Empalme.

There are three distinct systems of parallel faults and fracture within the area examined. The first and principal system is one striking N30W and dipping 50 degrees to the East. This system contains most of the deposits in the district and has a continuous strike length of approximately 6 kilometers. A minor N4W system has displaced the N30W system in the vicinity of the San Luis mine area, and it is probable that this intersection concentrated the high Gold values in this particular deposit.

All of the mines have been developed by either shafts or adits to shallow depths except for the San Luis mine.

San Luis Mine

The San Luis area has been developed by an incline striking N30E and dipping 50 to 55 degrees to the East following the Easterly dip of the San Luis vein to an inclined depth of 815 feet. Levels have been established at the 300, 350, 375, 400, 500, 560, 600, 640, 670, 700, 738, 768, and 815 foot depths. Development to the North-West is at the 300, 350, and 640 levels and the remainder of the levels have been developed to the Southeast. Thirty meters of strike length was developed to the Southeast.

Readers of this information contained below should keep in mind that any gold/silver grades mentioned are based on old Mexican data and will have to be confirmed by Paramount.

The San Luis Mine flooded in late 1963 and was never re-opened because of low gold prices and the lack of capital, despite attractive gold grades remaining in the mine.

These are some of the Mexican samples reported from level 640, 670 and 700.

                    Guazapares San Luis Assays

Muestras NIV. 640			Muestras NIV. 670
No.	Au gpt	Ag gpt	No.	Au gpt	Ag gpt
1	104	94	4	135	139
2	380	212	5	328	224
3	506	156	6	310	200
13	1047	475	7	156	114
14	398	195	15	630	360
15	994	406	16	3	72
16	812	308	17	202	112
			18	131	145

                               Muestras      NIV.  700

No.	"A" Au gpt	"A" Ag gpt	"B" Au gpt	"B" Ag gpt
1	2	72	4	68
2	5	198	5	198
3	19	47	10	47
4	10	45	17	53
5	80	83	204	391
6	60	900	620	2184
7	20	70	130	72
14	11	74	463	254
15	98	35	7	81
16	12	108	28	122

The San Luis Mine has found ore in the old workings averaging 10 gpt gold, 250 gpt silver, and 10.0% lead/tonne. Galena ore mined from the pillars has averaged 18 gpt gold, 400 gpt silver, and 5.0% lead. The vein varies from 3 to 4 meters wide. The operators were hauling ore by truck to a small floatation plant approximately 3 kilometers away. Data made available by the parties operating this mine and mill show that ore extracted from the mine has averaged about 12 gpt Au, 350 gpt Ag, and 10% Pb per tonne.

El Carmen (147 acres)

This adjoins the San Luis claims on the North and covers the continuation of the vein system. It is one of the most important claims and a previous large producer. The San Antonio Hill, covered by the Carmen claim seems to have been the best mineralized area on this whole vein system. The El Carmen is estimated to have an ore body 700 meters long and worked for 300 feet above and 150 feet below the main longitudinal tunnel. The vein has been said to be from 4 to 12 feet wide.

Santa Clara  (37 acres)

According to a copy of an old report by the late Sr. Eduardo Ptacknick, the last owner to work these mines and obtain production on a formal scale, this mine was opened by a tunnel on the vein 600 feet long, and the vein was eight feet wide. He stated that he considered it one of the richest in the district.  An outcrop exists 3.0 meters wide.

Samples were taken of ore piled on the dump, with the following results:

G-#1 hosting        2.7 gpt Au and 324 gpt Ag

G-#2 hosting        3.5 gpt Au and 356 gpt Ag

Las Tres S.S.S. (47 acres)

This lies immediately North of the Santa Clara claim. The workings that could be entered for a short distance showed altered andesite with seams of quartz. Sample G-#3A, taken from a width of 0.25 meters, sampled 7.0 gpt Au and 520 gpt Ag.

Las Tres B.B.B. (57 acres)

This claim is North of the Las Tres S.S.S. claim. In the La Paz Mine the vein appears to be about 3 feet wide and has been stoped for over 100 feet, but the stopes were inaccessible. Following is samples of ore piled on the patio,

Sample results showed:

G-#4 hosted 2.0 gpt Au, 265 gpt Ag, 10.8% Pb, and 12.1% Zn.

G-#5 hosted 3.0 gpt Au, 577 gpt Ag, 3% Pb, and 10% Zn.

Continuing northerly is the Consuelo Mine. Here there are extensive caved stopes and large dumps. The stopes seem to be from 3 to 4 meters wide. A sample of brecciated country rock cemented by quartz, in the following:

G-#6 hosted 3.5 gpt Au, 304 gpt Ag, 10.3% Pb, and 22.6% Zn.

STATUS OF WORK PROGRAM AT SAN MIGUEL (as of December 12, 2005):

On December 8, 2005, Paramount announced results of an initial sampling program at several concessions that make up the San Miguel Groupings.

SAN JOSE

Paramount mapped and collected rock chip samples over the San Jose zone on 6 sample lines spaced 40 meters apart with samples collected every 5 meters along each line, with the following results:

13 samples ran over 500 grams/tonne silver

9 samples ran between 300 and 499 grams/tonne silver

35 samples ran between 150 and 299 grams /tonne silver

32 samples ran between 90 and 149 grams/tonne silver

56 samples ran between 30 and 89 grams/tonne silver

70 samples ran between 5 and 29 grams/tonne silver

10 samples contained less than 5 grams/tonne silver

In the San Jose zone there are mining workings (pits, shafts and adits) that can be followed along strike for more than 300 meters. The sample program has identified a zone over a width of 50 meters and a strike length of 250 meters, with an average grade of 225 g/t Ag,  and is open in both directions to the NNW and SSE. General strike of this structure N30W dipping 70 to 50 toward NE.

At least three well defined additional alteration zones with anomalous silver values outcrop to the south and north of the San Jose zone. The southern most zones are the Santa Clara and La Union zones

In Santa Clara area, the structure can be detected along 500 meters with surface mining workings (pits, shafts). No sampling was done by Paramount in this phase of exploration.

La Union structure is a segment of the San Jose structure, displaced by post mineral faulting 40 meters to the west. Dimensions of this mineralized structure are 600 meters by 10 to 30 meters in width. Mineralization is controlled by a hyperbysal intrusive. The results of exploration sampling (41 samples) by a previous operator reported Au values of < 1 to 22 grams/tonne and Ag values in the 7 to 1320 grams/tonne range. These La Union sample results have not yet been confirmed by Paramount.

SAN LUIS

To the NNW of the San Jose zone is the San Luis mine area, which includes a former producing gold mine. The known mineralization occurs in a chimney, as a result of the intersection of two secondary structures within the Guazapares fault. Partial mining of this zone by the Alaska Juneau Mining Co. between 1958 and 1962 reached a depth of 815 feet down a 60 degree inclined shaft. The reported Au results were in some instances as high as 1 Kg/ tonne.

During the geological studies carried out by Paramount, a systematic sampling was done with three lines.

Line	Width	Au g/t	Ag g/t	Pb %
9	6.45	5.00	75.00	5.29
9	4.40	0.42	16.72	-
10	5.00	-	118.48	-
10	20.00	-	57.85	-
11	6.40	-	740.00	-

A 15 meter long channel sample collected in the presence of  Charles W. Reed by  Jon H. Lehman (author of a 43-101 geological report dated October 2005) from the 300 foot level in the San Luis mine ran 85.2 grams/tonne gold and  339 grams /tonne silver.

SAN ANTONIO – EL CARMEN

This zone is controlled by a semi parallel fault system of variable strike N20 – 40W dipping toward NE and SW. The mining workings are distributed in an area of 900 meters long by 60 meters wide, outcrops are scarce, but  some of the samples in the mine workings collected by Paramount include: at San Antonio 367.2 gpt Ag across 6.8 meters and 1,720 gpt Ag across 1.1 meters; at El Carmen 1,674 gpt Ag across 1.4 meters and 301.25 gpt Ag across 2 meters.

In the Guadalupe de los Reyes and Sangre de Cristo areas, semi parallel mineralized structures [to the Guazapares system], are developed in fault zones. There is no information about these zones, but field reconnaissance indicates large structures 5 to 25 meters thickness with a maximum of 25 gpt gold reported by local small scale miners.

The assaying of samples was conducted by ALS Chemex labs in Vancouver. The qualified person in charge of the San Miguel project and the person who prepared

No reserves exist on the property; however, a mid 1970’s drill program did outline an 850,000 tonne resource averaging 4.5 ounce per tonne silver.

The significance of the initial results are that the historic data, generated in the 1970s indicating a number of significant targets with high grade mineralization at depth, has been validated. However, investors should understand that a great deal of exploration work remains to be completed before any conclusions can be made about the presence of a mineable resource.

II.  LINDA PROPERTY, PERU

The Linda property is comprised of six mining concessions totaling 45,000 hectares.  It is located within a mining district which is currently being intensively explored by several junior and major companies including Barrick Gold, Newmont Mining and Southern Peru.

The Linda property is an exploration project and there are no known reserves. There exists good infrastructure, access to power, and good road access due to mining operations nearby. The Linda property is located at 250 km to the South-South-East of the town of Ayacucho, District of Chipao, Province of Lucanas, Department of Ayacucho, Peru.  The property is located on the northwest flank of the inflexion of Abancay, a regional disturbance at the macro scale of a NW trending volcano-sedimentary belt. It is characterized by a typical Andean structural pattern delineated by dominant NW trending structures cut by NE ones. The immediate area of the project is occupied by a series of sedimentary rocks including limestone, calcareous siltstones and shale of late Jurassic or early Cretaceous age and, young volcanic of the lower Cretaceous to Quaternary age.   The rocks are cut by several intrusive breccias and felsic intrusions.

Past work on the property includes IP and 8 short diamond drill holes realized by North in 1998 and, detailed surface sampling by Horschild and Barrick in 2003-2004. This work led to the following conclusions: The project is suitable for low grade heap leaching large volume operation; the project presented skarn, porphyry and Carlin type affinities; alteration and mineralization are spread over a 1.5 km x 1.0 km zone; one hole indicated that oxide mineralization is at least 24 m deep; and the target is not confined to what has been delineated so far.

Mineralization and alteration are associated with zones of silicification, siliceous hydrothermal breccias and de-carbonatization. Alteration minerals are: silica, chalcedony, opal and advanced argillic clay minerals.

Previous sampling by Barrick Gold shows the following results: 263 samples out of 927 (28%) have returned gold values greater than 0.3 g/t Au including 169 with gold values greater than 0.5 g/t, 59 with gold values greater than 1 g/t and, 5 with gold values greater than 5 g/t Au. The arithmetical average of all samples that have values greater than 0.3 g/t Au stands at 0.93 g/t Au.

STATUS OF WORK PROGRAM AT LINDA (as of December 12, 2005):

On December 13, 2005, Paramount announced the commencement of a work program, managed by Alain Vachon, Manager of Exploration, South America.

A crew composed of six persons, including two geologists (one is a former Newmont and Teck geologist), are currently completing a detailed geological survey and sampling program within and outside the gold anomalous zones previously delineated by Minera ABX-Horchild-North.

To-date, 90 samples have been collected and the results show 28% with values greater than 300 ppb, indicating that the mineralization is associated to NW trending silicified structures coinciding with fold axis affecting the limestone and, some silicified breccia developped at the intersection of these structures with EW trending ones.  Samples were taken as channel or composite over an area of 5 x 5 m: 10% of the samples have returned values greater than 1 g/t Au with a high of 2.9 g/t Au.  Mineralization is composed of oxide (limonite-goethite-hematite), silica and no sulphides are visible.

Investors should understand that the results reported to-date are preliminary and do not in any way indicate that a promising target has been identified.

III.  La BLANCA PROPERTY, MEXICO

The La Blanca property consists of 4 concessions totaling 140 hectares located in the municipality of Guazapares in Southwestern Chihuahua, Mexico. Access is by the Chihuahua-Pacific railway, or by gravel road from Chuhuahua, or by light aircraft to the village of Tremoris.

The property lies in a shallow valley at an elevation of 1500 meters above sea level. Water is plentiful with rainfall averaging 100 cm per annum. The area lies in the geological province known as the Sierra Madre Occidental, a northwestern trending belt of Tertiary volcanic rocks that consists principally of flat-lying basalts, below, and zhyolites, above. The province hosts the Durango gold-silver belt, a productive precious metal district that includes quartz vein, lode and manto type deposits. La Blanca lies within this belt in the Guazapares camp,  a formerly productive silver and gold camp that is chacterized by two sets of narrow quartz veins striking northwesterly and spaced approximately 2.5 km apart.

A 2-phase reverse circulation drilling program totaling over 5,500 meters in 50 holes has shown that an area of economic interest, the River zone, that is characterized by a vein and stockwork system in intensely kaolinised rhyolite tuff is present beneath a cover of overburden. Three distinct zones have been identified, an upper zone of intense weathering, a water table and a lower zone of hypogene ore, all of which are mineralized.

Drilling has indicated that the veins are usually less than 1.5 meters wide and are vertical, strile east-west and are spaced an average of 5 meters apart horizontally. They are flanked by haloes of stock work.

MARKET DESCRIPTION

Gold and Silver:

Paramount is a precious metals exploration and development company. The gold and silver markets have been strong since 2001, where gold has increased from $268 per ounce to its current price of $465 and silver has increased from $4.58 per ounce to its current price of $7.70. Paramount expects the gold and silver markets to remain strong for the foreseeable future. That said, the Company’s lead asset, the San Miguel Groupings in Mexico, can be profitably mined as long as gold remains above $300 per ounce.

Mexico:

Mexico is currently the world’s 4th largest mineral producer. It is an ideal country for mining companies to operate given its stable government and inclusion in NAFTA. There are several world-class mines within a close proximity of the San Miguel property, including Glamis Gold’s newest and largest gold mine. The mine is on track to produce 170,000 ounces in 2005 with annual production projected to average 190,000 ounces of gold at an estimated total cash cost of $110 per ounce.

Gammon Lake Resource's Ocampo Gold-Silver Project is approx. 40 miles to the North. A positive feasibility study was completed in November 2004 indicating annual production to average 270,000 ounces gold-equivalent over the first seven years of mining, at a cash cost of US $151.74 per gold-equivalent ounce.

Palmarejo, (TSXV:PJO) is developing the nearby Palmarejo mine and has acquired all the ground surrounding San Miguel. Palmarejo has the old Palmarejo mine that has an inferred resource of 3.1 million ounce gold equivalent. Palmarejo's property around San Miguel is currently in an early exploration phase.

REGULATION

At San Miguel, a surface disturbance permit is required from SEMARNAP, the environmental regulatory agency of the Federal Mexican Government, for drilling and road building. A more comprehensive permit is required for exploitation from the same agency. Paramount is in the process of applying for a drilling permit for San Miguel.

At the Linda property, a drilling permit and environmental permit are required for drilling. Paramount is in the process of applying for a drilling permit.

The Company is not currently subject to direct federal, state or local regulation, other than regulations applicable to businesses generally in the Company’s field of endeavors.  However, there can be no assurances that the Company will not be subject to such regulation in the future.

NUMBER OF EMPLOYEES

As of December 12, 2005, the Company has no employees. The Company will need to add employees and contractors in order to carry out its planned exploration activities on a go-forward basis.

The Company entered into an executive consulting agreement with Chris Crupi on April 18, 2005 to act as a Director, President and Secretary (Exhibit 10.4). Mr. Crupi has committed to spend 50% of his time on his duties at Paramount, which include overseeing administrative and operations activities. In addition to his duties at Paramount, Mr. Crupi is also President and CFO of AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

The Company entered into a consulting agreement on August 31, 2005 with one of its Directors, Charles W. Reed, who will act as exploration manager at the Company’s project in Mexico (Exhibit 10.5).  Mr. Reed has committed to spend a minimum of 50% of his time on his duties to Paramount Gold. Mr. Reed has also committed to spend the balance of his available time working as Chief Geologist for AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

To assist Mr. Reed, the Company will need to engage the services of two contract geologists to map, sample and drill the property. In addition, an environmental permitting specialist will be required on a contract basis for permit application preparation. Heavy equipment contractors will be required for road and drill pad preparation and reclamation. A drilling contractor will be required to drill the test holes. Contractors will be required to complete metallurgical testing.

The Company has engaged the services or Alain Vachon, an independent geologist, to act as Manager of Exploration in South America. Mr. Vachon has not signed a consulting agreement as of yet, and has agreed to manage the Company’s exploration program at the Linda project in Peru for no compensation until such time as the Company is in a position to pay him a market consulting rate. To assist  Mr. Vachon, the Company will need to engage the services of one contract geologists to map, sample and drill the property. In addition, an environmental permitting specialist will be required on a contract basis for permit application preparation and a heavy equipment contractors will be required for road and drill pad preparation and reclamation.

On December 12, 2005, the Company announced that John Simons had agreed to join the Company as a senior advisor (Exhibit 10.6). Mr. Simons is a geologist who has had experience in the 1970s drilling multiple concessions on the San Miguel project. Mr. Simons will work on an as-needed basis to assist Mr. Reed in determining the most appropriate drill targets at San Miguel. Mr. Simons has signed a consulting agreement that pays him $600 per day he works for Paramount, plus 50,000 restricted common shares of the Company. This compensation was agreed to based on the market value of Mr. Simons’ services.

For the period from inception to the date of this registration statement, the Company has had no revenues. Net operating losses up to and including September 30, 2005 amounted to $194,671.

Net cash provided by financing activities since inception was $829,000, being total proceeds raised in two separate private placement offerings.  The first offering for total proceeds of $11,250 was raised in a private placement offering under Rule 504 of Regulation D of the Securities Act of 1933. The second offering for total proceeds of $527,750 was made under Regulation S of the Securities Act of 1933, and closed on October 12, 2005.  The Company closed a further financing of $290,000 on December 12, 2005, bringing total proceeds of this offering to $817,750.

In order to complete our planned work program on the San Miguel Groupings, and our anticipated work program on the La Blanca and Linda properties, the Company will need to raise additional funds through the sale of additional equity securities.

Our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern; however, we have enough operating capital to fund operations to the end of 2005.

AVAILABLE INFORMATION

With the filing of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically.  The address of the website is http://www.sec.gov.

Item 2.

Management’s Discussion and Analysis or Plan of Operation.

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements.  The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

We are a exploration stage company, whose goal is to be a strategic acquirer and developer of key gold and silver properties, internationally.  The Company was reincorporated on March 29, 2005 and the fiscal year end is June 30, 2005.  For the period from inception through to the end of the fiscal year, we had no revenues and incurred $1,773 of operating expenses.

The primary purpose of becoming a public company is to create a market in the Company’s securities to enhance our ability to raise capital to finance our exploration activities and mining property payments.

Chris Crupi, Director, President and Secretary was engaged on April 18, 2005 (Exhibit 10.4); and Bill Reed, Director and Manager of Exploration, Mexico signed a consulting agreement with the Company on September 12, 2005 (Exhibit 10.5).

As of the date of this registration statement, the Company has cash on hand equal to $251,686. These funds will be used for property payments due on the San Miguel Groupings, pre-drilling work programs at the San Miguel and Linda projects, and general operating expenses.

PLAN OF OPERATIONS

SAN MIGUEL GROUPINGS: Over the next 12 months, Paramount is planning a 5 Phase exploration program, as follows:

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling of outcrops every 5 meters on 40 meter spaced sample lines. This phase will continue until the surface expression of the silver-bearing zone is completely defined. In some areas this includes shallow hand dug surface trench to remove old dumps from small-scale historic mining operations that occasionally mask outcrops. Phase 2 will involve sampling accessible underground mine workings to further define drill targets. Phase 3 will involve application for drill permits and associated roads and drill pads. Phase 4 and 5 will involve drill testing of targets defined by prior phases.

It is expected that Phase 1 of the exploration program will cost $80,000, Phase 2 will cost $50,000, Phase 3 will cost $15,000 and Phase 4 will cost $400,000 and Phase 5 will cost approximately $400,000 to $500,000. Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

LINDA: Over the next 12 months at Linda, the Company is planning a 3 Phase exploration program, as follows:

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling, followed by an Induced Polarization (IP)  survey. Phase 2 will involve application for drill permits and associated roads and drill pads. Phase 3 will involve 2,000 meters of drill testing of targets defined by prior phases.

It is expected that Phase 1 will cost $50,000 and that Phase 2 will cost $25,000 and Phase 3 will cost $350,000. Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

Paramount has sufficient capital to fund the pre-drilling phases at both San Miguel (Phase 1, 2 & 3) and at Linda (Phase 1 & 2). However, it is important to note that the capital required for drilling at both San Miguel (Phase 4 & 5) and Linda (Phase 3) will be dependent on the Company’s ability to raise additional financing. Should the Company be unable to raise additional capital to fund the drilling programs, there will be significant doubt as to the likelihood of Paramount

Subject to raising the requisite capital, Paramount aims to begin Phase 4 of the exploration program at San Miguel in March 2006, and Phase 3 at Linda in February 2006.

La BLANCA PROPERTY, MEXICO

It is Paramount’s objective to complete its due diligence as per the letter of intent signed December 8, 2005 with Drilling Consultants Inc. by January 20, 2006. This due diligence will be managed by Bill Reed, Paramounts’ Manager of Exploration, Mexico. Once Paramount is fully satisfied that the La Blanca property meets its criteria, Paramount will sign a definitive agreement and develop a work program for the property.

Until we finalize our due diligence, it is difficult to ascertain the scope of the work program or what budget will be required.

LIQUIDITY

As of September 30, 2005, the Company had cash on hand amounting to $327,752

On October 2005, the Company raised an additional $527,750 through a private placement offering, with a second tranche of $290,000 which closed on December 12, 2005. Paramount believes that proceeds from this total financing of $817,750 shall be sufficient to fund operations until the end of January 2006.

Short-term:

In the next 3 months, Paramount expects to fund the following committments for which it has cash on hand to do:

1.

$50,000 payment to American Stellar on December 17, 2005 – (this payment was made on December 17, 2005)

2.

$50,000 payment to American Stellar on February 17, 2006

3.

$20,000 to fund a pre-drilling work program in January 2006 at San Miguel in Mexico and $15,000 to fund pre-drilling expenses at Linda in Peru.

4.

$50,000 in general overhead and admin expenses associated with carrying on business as a public company.

Long-term:

Paramount has budgeted $1,000,000 for a drilling program at San Miguel in Mexico, and $400,000 to fund a drilling program at Linda in Peru. Paramount has sufficient funds to complete pre-drilling work, including permitting, but will need to raise additional funds before actual drilling at either property can commence. In addition, Paramount will need to raise funds to make property payments due at San Miguel, Linda and La Blanca (see list of Capital Commitments below).

To the extent, the Company intends to do so through additional private offerings of its Common Stock.  However, there can be no assurances that the Company will be able to successfully complete such private offering.

CAPITAL EXPENDITURES AND COMMITMENTS

The Company has an obligation to pay Bill Reed $3,000 monthly plus $300 per day for each day he works over 10 days on any given month. Given Mr. Reed’s commitment to spend 50% of his time at Paramount, the Company has budgeted the monthly sum of $5,000 for Mr. Reed’s services.

Until such time as Paramount has raised significantly more money, defined to be a financing in excess of $2 million, Mr. Crupi has agreed to waive any salary or benefits. At such time as a significant financing is completed, a salary of $60,000 per annum will commence.

The Company did not make any capital expenditures from its inception to September 30, 2005. Future required payments are set out below.

SAN MIGUEL GROUPINGS

Property Payments:

To-date, Paramount has made payments to American Stellar totaling $350,000. An amendment was made on November 30, 2005 to the agreement signed between Paramount and American Stellar on August 3, 2005 which replaces the obligation of Paramount to make a payment to American Stellar of $100,000 on or before November 30, 2005 to now obligate Paramount to make a payment to American Stellar of $50,000 on December 17, 2005 and another payment of $50,000 on February 17, 2006 in order to increase its equity in San Miguel from 25 % to 35%.

In addition, Paramount must make annual payments in August of each year, commencing in 2006, to American Stellar of $50,000 to maintain its interests in the San Miguel Groupings.

Exploration Commitments:

Paramount must spend $1,000,000 on exploration on or before February 28, 2007 to increase its equity interest to 55% and an additional $1,500,000 on or before February 28, 2008 to increase its equity interest to 70%.

YOQUIVO PROPERTY, CHIHUAHUA, MEXICO

Property Payments:

To-date, Paramount has made a deposit payment to Sydney Resource Corporation of $10,000.

Paramount elected, after completing its due diligence, not to proceed with the Yoquivo property and is not obligated to make any addititional payments.

LINDA PROPERTY, PERU

Property Payments:

There are no property payments required as per the terms of the Letter of Intent.

Exploration Commitments:

Paramount must complete a 2000 meter drill program within 12 months of the signing of a definitive agreement (a definitive agreement will only be signed once Paramount has completed its due diligence); and Paramount must complete an additional 4000 meter drill program within 24 months of the signing of a definitive agreement. Once Paramount has completed 6000 meters of drilling, they will have earned a 51% interest in the Linda Property, while Barrick will hold the 49% balance.

La BLANCA PROPERTY, MEXICO

On signing the Letter of Intent with Drilling Consultants Inc., Paramount made a payment of $50,000 to Drilling Consultants. Should Paramount elect, after completing its due diligence, to proceed with the LaBlanca property, Paramount will be obligated to pay 100% of the following property payments:

1.

$150,000.00 (One hundred fifty thousand dollars) due on January 31, 2006 at the time of signing a definitive purchase and sale agreement.

2.

$125,000.00 (One hundred twenty five thousand dollars) due on April 30, 2006

3.

$180,000.00 (One hundred eighty thousand dollars) due on June 10, 2006

4.

$125,000.00 (One hundred twenty five thousand dollars) due on July 30, 2006

5.

$200,000.00 (Two hundred thousand dollars) due on October 30, 2006

6.

$180,000.00 (One hundred eighty thousand dollars) due on November 10, 2006

In addition, Paramount will be obligated to pay 80% of the following property payments:

1.

$200,000.00 (Two hundred thousand dollars) due on January 30, 2007

2.

$210,000.00 (Two hundred ten thousand dollars) due on February 10, 2007

3.

$150,000.00 (One hundred fifty thousand dollars) due on April 30, 2007

4.

$210,000.00 (Two hundred ten thousand dollars) due on May 10, 2007

5.

$225,000.00 (Two hundred twenty five thousand dollars) due on September 10, 2007

6.

$225,000.00 (Two hundred twenty five thousand dollars) due on January 10, 2008

7.

$250,000.00 (Two hundred fifty thousand dollars) due on May 10, 2008

8.

$250,000.00 (Two hundred fifty thousand dollars) due on September 10, 2008

9.

$325,000.00 (Three hundred twenty five thousand dollars) due on January 10, 2009

10.

$325,000.00 (Three hundred twenty five thousand dollars) due on May 10, 2009

11.

$435,000.00 (Four hundred thirty five thousand dollars) due on September 10, 2009

12.

$435,000.00 (Four hundred thirty five thousand dollars) due on January 10, 2010

If Paramount elects to not make any of the above property payments, they will forfeit all interests in the La Blanca property.

RISK FACTORS

Paramount is an exploration stage company which has as its core business, precious metals exploration. There is no assurance that a commercially viable mineral deposit exists on any of our existing properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Further, the probability of one of the Company’s properties ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will probably be lost.

Paramount has no revenues and no employees and our auditors have expressed substantial doubt regarding our ability to continue as a going concern.

The Company is dependent upon key management employees.

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Senior Management, The Company has no key-man life insurance.

Management and directors are associated with other resource companies.

Both Chris Crupi, President and Bill Reed, Manager of Exploration, Mexico are affiliated with Paramount under Consulting Agreements. In addition, both have a commitment to AmMex Gold Mining Corp., a private mining company, with operations in Mexico that will only allow them both to spend 50% of their time performing services for Paramount. This lack of time availability will require both Mr. Crupi and Mr. Reed to engage the services of other contractors and consultants to assist them in carrying out their duties. Further. Mr. Crupi has no prior experience operating a public company.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The market for the Company’s common stock is both subject to price and volume volatility.

The Company’s stock is quoted on the Pink Sheets under the trading symbol PGDP; however, an active trading market has not yet commenced. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry in general (i.e., price fluctuation/high production costs/accidents).  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

No ongoing mining operations

The Company is not a mining company and has no ongoing mining operations of any kind. Further, it is not the Company’s objective to enter into the mine management business.

The Company will require additional financing for ongoing business activity and there is no assurance that the Company will be available to raise such financing.

The Company is engaged in the business of exploiting mineral properties.  In recent years, the securities markets in the United States has experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  The Company believes it has sufficient funds to continue operations until January 31, 1006.  If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

The Company has a history of losses.

The Company has a history of losses.  As at September 30, 2005, the Company has cumulative net losses of $196,444 and no revenue. Further, the Company expects to continue to incur losses for at least the next two years, which is the earliest possible date that the Company could start producing revenues. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.

Paramount is deemed a penny stock. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.    The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The Company and operations are subject to the further risks as set out herein.

Our operations are subject to significant risks and uncertainties.  In making any investment decision regarding our common stock, any shareholder or potential investor, should carefully consider the following highly significant factors, and the other factors described in this annual report.  The risks associated with an investment in our stock include, but are not limited to:

1. Volatility of commodity (gold) prices;

2. Volatility of our stock prices and the lack of an established broad market for our securities;

3. Environmental risks associated with mining activities;

4. The lack of probable or proven mineral reserves as defined by Industry Guide 7 of the SEC Regulations on any of our properties;

5. The risks and difficulties associated with international operations in general, and operations in Mexico, in particular, which risks include, but are not limited to, political volatility and currency fluctuations;

6.  The concentration of our assets in a single district in Chihuahua, Mexico; and

7. The significant dependence on management and the manager of exploration, Mexico.

Prospective investors and current shareholders should also be aware of the following prospective developments with respect to our operations and the hurdles that we continue to face in successfully accomplishing our business objectives. As a result of foregoing factors and those listed below, we have not yet established a mineable reserve, nor have we produced gold in commercial quantities on a profitable basis, and we continue to be an "exploration stage" company as that term is defined in SFAS No. 7 and Industry Guide 7 promulgated under the Securities Act of 1933.

The Company may not be able to support its exploration cost commitments.

Paramount must spend $1,000,000 on exploration within 18 months of the signing of a definitive agreement in order to earn its 55% interest in the San Miguel property in Mexico, and a further $1,500,000 on exploration within 36 months of the signing of a definitive agreement in order to increase its equity interest to 70%.

The Company's ability to manage its future growth, if any, will require it  to  continue  to  implement  and  improve  its  operational,  financial  and management  information systems and control and to hire and train new employees,  including management and technical  personnel,  and also to motivate and manage its new employees and to integrate them into its overall operations and culture.

Although the management team has successfully grown other companies, there can be no assurance that the Company will be able to perform such actions successfully.  The Company's failure to manage growth effectively would have a material adverse effect on the Company’s results of operations and its ability to execute its business strategy. Specifically, the Company’s challenges in managing growth relate to our ability to attract and retain key contractors and consultants to assist Bill Reed with the exploration programs in Mexico, and to assist Mr. Crupi in operating Paramount as a public company. If the Company is not successful in attracting such key talent, Paramount will face significant risk in its attempts to develop its properties and operate as a public company.

There has not been a public market for the Company’s shares and none is anticipated to develop in the near future.

It is unlikely that a regular trading market will develop in the near term or that, if developed, it will be sustained.  In the event a regular public trading market does not develop, any investment in the Company’s Common Stock would be highly illiquid.  Accordingly, an investor in the Company may not be able to sell their Shares readily.

The Company has not paid any dividends or made distributions to its investors and is not likely to do so in the foreseeable future.

The Company presently intends to retain earnings for use in its business.  Additionally, the Company may fund a portion of its future expansion through debt financing, and a condition of such financing may prohibit the payment of dividends while the debt is outstanding.   Therefore, management's goal is to build value by increasing the size of the business and not by paying dividends.

Item 3.

Description of Property.

At present, the Company’s registered office is in the United States located at 7251 West Lake Mead Blvd., suite 300, Las Vegas NV 89128. It is anticipated that once the Company adds to its management team, it will establish a corporate office in the United States.

Item 4.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of September 30, 2005, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class	Name and Address of Beneficial Owner	Common Stock Outstanding	Percent of Outstanding
Common	Christopher Crupi Director, President and CFO 2029 Rolling Brook Drive, Ottawa, Ontario, Canada K1W 1C9	3,300,000 SHARES	11.4%
Common	Charles William Reed Director 4905 North Calle Faja Tucson, AZ 85718	300,000 SHARES	1.0%
5% Beneficial Holders
Common	N/A

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities.  Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, if applicable, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

There are currently no options, warrants, rights or other securities conversion privileges granted to our officer, directors or beneficial owner and no plans to issue any such rights in the future.

Item 5.

Directors and Executive Officers, Promoters and Control Persons.

The Company discloses that they have one financial expert, Mr. Chris Crupi, to serve on the audit committee. The Company also discloses that Mr. Crupi is an officer of Paramount and therefore is not independent.

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  There are no family relationships between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name -------	Age -----	Position(s) ------------	Date Appointed ------------------
Christopher J. Crupi	36	Director, President and Secretary	April 18, 2005
Charles W. Reed	62	Director	September 12, 2005

MANAGEMENT

The Paramount management team currently consists of Christopher Crupi as President, Bill Reed as Manager of Exploration, Mexico, and Alain Vachon as Manager of Exploration, South America. In addition, Mr. John Simons is a special advisor to the Company. The management team will be expanded as additional funding is secured.

Christoper Crupi, Director, President and Secretary

Mr. Crupi has served as a Director and President of Paramount Gold Mining Corp since April 2005. In addition to his duties at Paramount, Mr. Crupi is currently the financial advisor to Concert Industries Limited; a TSX listed company with operations in Canada, USA and Germany. He is presently the  Project Manager for the restructuring of the company including dealing with investment bankers on divestiture options, liasing with banking syndicates and their advisors in daily, weekly, and monthly internal reporting and quarterly reporting to the exchange.

From 2000 to 2004, Mr. Crupi served as Vice President Advisory Services for PricewaterhouseCoopers. He was project manager for the monitoring and sales of the Ottawa Senators Hockey Club to Capital Sports (owned by Eugene Melnyk, Chairman of Biovail Corporation).  He raised debtor in-possession financing from CIBC and Fleet Bank (US $21 million).  He was successful in the sale of the hockey team and arena for $120 million in August 2003. Mr. Crupi assumed operational control of White Rose Crafts and Nursery, a publicly traded Ontario based chain with 32 retail locations. He was responsible for all head office functions. Mr. Crupi served as Financial Advisor to Dynasty Components Inc.; a publicly listed (TSX) high technology client with assistance in negotiating with secured lender, preparation of cash flow projections, review of financial statements and reporting to the exchange. Mr. Crupi assumed overall control of Kraus Industries located in Winnipeg, Manitoba. He marketed this natural gas filling station manufacturer for sale around the world (103 expressions of interest were received). He prepared the investment banking book on the company, set up data room and negotiated an acceptable asset purchase agreement and concluded a successful Management buy-out of the company.

In February 2002, Mr. Crupi acted as first CFO for Infoterra Corporation, which included the preparation of annual tax filings and income tax returns.  On a contingency basis, he personally raised $1million of venture capital to fund software development.

From 1996 to 2000, Mr. Crupi worked as Manager, Corporate Finance and Restructuring Services for Ernst and Young where he acted as Project Manager for the Canadian Red Cross Society in the restructuring of the company, including raising of $50 million in debtor in-possession financing and preparation of business plan for this operation with $500 million in annual revenues.  Mr. Crupi performed analysis of financial position and reporting of results to board of governors, negotiation of assets sale of blood assets to Canadian Blood Services and debt restructuring of over $5 billion in contingent claims from blood victims. In 1999, Mr. Crupi assisted the CEO of Agiss Software Corporation listed on the (OTC) with divestiture options and advice on communications of results to marketplace. In 1997, Mr. Crupi was retained by Datelinx Corporation to advise this publicly listed (ME) client with options for merger/divestiture.  This included financial review of affairs of the company and assistance to legal counsel. In 1997, Mr. Crupi acted as senior staff auditor for KPMG including preparation and audit of financial statements and year-end income tax returns for public and private companies. In 1993 Mr. Crupi was an Investment Advisor with Royal Trust Corporation. From 1988 to 1993 Mr. Crupi was a political advisor for the Office of the Deputy Prime Minister and Minister of Finance; Special Assistant to The Honourable Don Mazankowski. His duties included speech writing, correspondence, and research for daily question period in House of Commons.  He also Assisted with writing the annual Budget Speech for Minister of Finance.

Mr. Crupi holds a Bachelor of Commerce degree with a Major in Finance and Minor in Management, from the University of Ottawa. He also obtained his Chartered Accountant designation with a score in the top ten of all candidates in region.

Charles William (Bill) Reed, Director & Manager of Exploration, Mexico

Mr. Reed is a senior geologist with more than 30 years in the mining industry, exploring for disseminated and high grade vein gold-silver, porphyry copper-molybdenum, and volcanogenic and replacement polymetallic deposits in United States, Mexico, Latin America and Africa. He is directly involved in the discovery and development of numerous mines which have produced more than 2 million ounces of gold. Mr. Reed is fluent in Spanish with an appreciation for diverse cultures.

He has extensive experience in:

•Reconnaissance and Project Generation

•Rock and Soil Geochemistry/Geophysics

•Target Definition and Land Acquisition

•Personnel Management

•Exploration Design and Management

•Budgeting and Account Management

•Drill Testing and Logistics

•Environmental Compliance

•Project Management

•Negotiating, Contracting and Permitting

•Geological Mapping and Sampling

•Field Work and Evaluations

From 1998 to 2004 Mr. Reed was Chief Geologist for MINERA HECLA S. A. de C. V. Guadalupe Victoria, Durango, Mexico. He managed, prepared budgets, designed and  supervised regional and mine area exploration programs for high grade vein and low grade bulk tonnage gold and silver deposits in Mexico. He supervised detailed exploration at the Noche Buena project, Sonora, and the San Sebastian silver and gold mine, Durango with approximately 700,000 oz. of 1 gram per ton gold mineralization drill indicated. He initiated the contact that resulted in the acquisition of Monarch Resources which included the San Sebastian silver-gold project in Mexico and the El Camorra gold mine in Venezuela. Mr. Reed designed and supervised the detailed trenching program on the Fracine vein that proved the continuity of mineralization prior to a production decision. He also discovered and drilled the Don Sergio vein that was later put into production.

From 1993 to 1998 Mr. Reed was regional geologist for ECHO BAY EXPLORATION, INC., Reno, NV. He designed, implemented and supervised exploration for bulk tonnage gold and silver deposits in Mexico, and assisted in developing similar programs in Central America. He planned, budgeted, negotiated, contracted, permitted, hired, and organized projects, and supervised a team of senior geologists throughout Mexico. He examined and reviewed numerous properties; recommended acquisition of Paradones Amarillos, San Antonio-Las Colinas, Zuloaga and Dolores gold-silver properties. Totaling resource of more than 2.5 million ounces of gold and 44 million ounces of silver drill indicated from his recommended acquisitions. From 1983 to 1993 Mr. Reed was a consulting geologist in Tucson, AZ. He provided independent consulting to numerous domestic and international clients. Mr. Reed designed and managed base and precious metal exploration in southern Mexico for Minera Kennecott; located and denounced the Noche Buena Gold prospect in northwestern Sonora, Mexico for USMX; assisted in land acquisition, exploration, development and financing of Carson Hill Gold Mine, Angels Camp, CA; participated in evaluation, land acquisition and exploration of numerous prospects in Mother Lode, including the Ramaagagi-Costa and Gold Cliff properties; performed extensive reconnaissance, detailed follow-up, property acquisition, drill testing of prospects and environments permissive to disseminated gold mineralization in California, Arizona, Idaho, Oregon and Nevada; studied prospective areas in Mexico, Central America and the West Indies for disseminated gold-silver mineralization, including extensive field work in Sonora, Mexico and N.W. Panama; interim Project Manager during final exploration phase at Koron Placer Gold Project in N.E. Guinea (French West Africa) including ore reserve calculations, logistics, overseeing engineering and drilling personnel, detailed geologic mapping and sampling of lode prospects associated with placer gold occurrences along the Guinea-Mali Border; participated in Guggenheim funded study of structural elements of the Cordillera Blanca in Central Peruvian Andes.

 From 1976 to 1983 Mr. Reed was the senior geologist for OCCIDENTAL PETROLEUM, Tucson, AZ. He evaluated and defined disseminated lode gold, silver, copper and molybdenum deposits in Western United States and Mexico, including reconnaissance mapping and sampling, detailed mapping, rock and soil geochemistry/geophysics, prospect evaluation, target definition, drilling logistics, land acquisition, planning and personnel management.  He also performed initial evaluation of Alligator Ridge, Nevada and first drill testing at Goldstrike, Utah. From 1972 to 1973 Mr Reed was a research assistant performing geochemical modeling of porphyry sulfide systems in varied lithologic environments, including analysis of chemical and minearalogic parameters of hydrothermal systems. He collected and compiled geochemical and mineralogical data from Kennecott properties. He also assisted with detailed studies of skarn mineralization at Chino Mine, Silver City, New Mexico. From 1968 to 1976 Mr. Reed was an assistant research geologist for KENNECOTT EXPLORATION, Salt Lake City, UT and Costa Rica. There he discovered and evaluated volcanogenic precious and base metal deposits in the West Indies, and reconnaissance for porphyry copper-molybdenum deposits in Western United States. He performed leach capping evaluations, detailed and regional mapping, rock and soil geochemistry, target definition, drilling logistics, prospect evaluations, regional structural studies, alteration zoning studies, and budget planning. From 1969 to 1972 Mr. Reed was a geologist in Costa Rica, where he conducted exploration program for porphyry copper-molybdenum deposits in Central America. He planned and conducted regional reconnaissance exploration, mapping, stream geochemical surveys and target definition in Costa Rica and Honduras. From 1968 to 1969 Mr. Reed was a research assistant where he drafted and conducted petrographic studies. He assisted in hydrothermal alteration research, X-ray studies, mineral identifications and literature searches. From 1967 to 1968 Mr. Reed was a geologic assistant with KENNECOTT COPPER CORPORATION, Eureka, Utah, Burgin Mine, Tintic Division. He assisted in various phases of mine geology and district exploration; maintained mine maps, plans and sections current, underground mapping, core logging, drilling logistics, and compilation of geologic data for Tintic District; Calculated ore grades and reserves. Mr. Reed holds a bachelors of Science Degree, Mineralogy from the UNIVERSITY OF UTAH, Salt Lake City, UT. In 1969 he completed an intensive Spanish Program at the INSTITUTE DE LENGUA ESPANOLA San Jose, Costa Rica.

Mr. Alain Vachon, Manager of Exploration in South America.

Alain Vachon, P.Eng., Geologist has 30 years of experience. Since 2002, he has worked as an independent Consulting Geologist and Exploration Manager. From 1997 to 2001 he was Exploration Manager for Sulliden Exploration, where his work on the Mario property in 2000 led to the nomination for the prestigious “Prospector of the Year” award in Peru. Prior to these accomplishments, Mr. Vachon worked as a Senior Geologist for both Barrick Gold (NYSE: ABX) and the recently renamed Noranda Falconbridge (NYSE: FAL, $26.31, market cap of $7.9 billion).

During the success of his past 30 years, Mr. Vachon has participated in managing all aspects of a diverse set of exploration programs, including planning, supervision of field work, preparation of technical reports (43-101), property evaluation and negotiation of option terms. He has managed and evaluated exploration and development projects, located in Canada, Peru, Zaire, Cuba and Republic Dominica focusing on gold and base metals in geological settings such as volcanogenic massive sulphides, lode gold, epithermal, porphyry copper-gold and skarn-carbonate replacement.

Mr. John Simons, Special  Advisor

John Simons obtained a B.S. Mining Engineer from Mackay School of Mines, University of Nevada, Reno in 1948 and is also a graduate of courses in mining geology from the University of California, Berkeley California. He is a Registered Professional Geologist from Wyoming with more than fifty years experience in mineral exploration, mineral property evaluation, and development. His experience includes the business and legal aspects of exploration and mineral development, particularly in the western United States and Mexico.

Currently Mr. Simons is President, Simons Associates, Inc., Mineral Consultants and is a Member of the Advisory Board: Wyoming State Geological Survey. He is a partner in a number of Private Corporations that own developed mining deposits and producing mines in Mexico and the western United States.

Previous to this his past experience includes Senior Mining Geologist, Union Pacific Corp., Natural Resources Division, Laramie, as Mining Geologist, Southern Pacific Land Co. San Francisco, CA and Mining Engineer, Kennecott Copper Corporation. He conducted mineral exploration and training of geologists in a joint venture of the United Nations and the CNNR of Mexico (Mexican Geological Survey). In 1964, Mr. Simons, together with a young CNNR geochemist, Jose Luis Lee, initiated exploratory work at an undeveloped prospect which later became the La Caridad copper-molybdenum deposit, now the largest mining and smelting operation in Mexico, with more than 4000 employees.

Item 6.

Executive Compensation.

The officer and directors are under consulting contracts to the Company and are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans. There are presently no personal benefits available to directors, officers or employees.

The Company did enter into an executive consulting agreement with Chris Crupi on April 18, 2005 to act as a Director, President and Secretary (Exhibit 10.4). The scope of services to be provided by Mr. Crupi to the Company include:

1.

Act as the senior manager of the Company;

2.

Engage other management to fill key positions such as exploration managers;

3.

Engage consultants where required (ie. Communications);

4.

Respond to investor inquiries;

5.

Long term strategic planning;

6.

Risk management;

7.

Financial reporting;

8.

Act as corporate secretary to the corporation;

9.

All dealings with securities commissions, stock exchanges, transfer agents, solicitors, auditors, etc.;

10.

Audit committee; and

11.

Other matters as required from time to time.

12.

Mr. Crupi was issued 3,300,000 restricted 144 stock of the Company as a founder. At the present time, there is no additional compensation including any cash compensation will be to be paid to Mr. Crupi for these services.

The Company did enter into a consulting agreement on August 31, 2005 with one of its Directors, Charles W. Reed, who will act as exploration manager at the Company’s project in Mexico (Exhibit 10.5). The agreement calls for a monthly payment to Mr. Reed of $3,000 plus $300 per day for each day he works in a given month in excess of 10 days. In addition, Mr. Reed was issued 250,000 shares of restricted 144 stock by the Company as part of his contract.

The following table sets forth our current compensation commitments going forward. There has been no officers’ salary or bonus paid up to the date of this registration statement.

	Annual Compensation				Long-Term Compensation
					Awards		Pay-outs
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Under-lying Options/SARs (#)	LTIP Payouts	All Other Compen- sation ($)
Christoper J. Crupi (Director, President & Secretary) Bill Reed, Director	2005 2006 2007 2005 2006 2007	$0 $80,000 $80,000 $12,000 $36,000 $36,000	$0 $0 $0 $0 $0 $0	$0 $0 $0 $0 $0 $0	3,300,000 0 0 250,000	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0

Item 7.

Certain Relationships and Related Transactions.

On September 12, 2005, a total of 3,300,000 shares of Restricted Common Stock were issued to one of our directors, Chris Crupi. Mr. Crupi was the founder of Paramount and as such was issued a significant interest in the capital stock of the Company.

On September 12, 2005, a total of 250,000 shares of Restricted Common Stock were issued to one of our directors, Charles W. Reed, as part of his consulting agreement with the Company (see Exhibit 10.6). When determining the number of shares issued to Mr. Reed, the Company took into account the risk associated with Mr. Reed’s commitment of 50% of his time and the fact the Company was paying Mr. Reed at a rate of $300 per day which is below market rates for a geologist with his experience.

On December 12, 2005, the Company announced that John Simons had agreed to join the Company as a senior advisor. Mr. Simons is a geologist who has had experience in the 1970s drilling multiple concessions on the San Miguel project. Mr. Simons will work on an as-needed basis to assist Mr. Reed in determining the most appropriate drill targets at San Miguel. Mr. Simons has signed a consulting agreement that pays him $600 per day he works for Paramount, plus 50,000 restricted common shares of the Company. This compensation was agreed to based on the market value of Mr. Simons’ services.

Item 8.

Description of Securities.

As of the date of this filing, there were 28,875,452 shares of Common Stock issued and outstanding, which are held by a total of 73 stockholders of record. The Company will be issuing shortly the following restricted stock:

1.

300,000 shares to American Stellar Energy Inc. as part of its option agreement;

2.

50,000 shares to Wyomex LLC. As part of its consulting agreement with John Simons; and

3.

650,000 shares in relation to the private placement financing the Company recently closed.

The above stock will all be subject to Rule 144.

COMMON STOCK

The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs; (iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

[There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.]

NON-CUMULATIVE VOTING

The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

CASH DIVIDENDS

As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

REPORTS

We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports, reviewed by the independent accountants.

TRANSFER AGENT

The transfer agent for the Common Stock is Manhattan Transfer Registrar Company located at P.O. Box 756, Miller Place, NY 11764.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

As of the date of this filing, there were a total of 73 shareholders of record, holding a total of 28,875,452 shares of our Common Stock.  Our stock is quoted on the Pink Sheets under the trading symbol PGDP; however, an active trading market has not yet commenced.

A total of 3,550,000 shares are held by our officer and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.

A total of 11,250,000 shares were sold in private placement offering under Rule 504 of Regulation D of the Securities Act of 1933 to Accredited Investors.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

Item 2.	Legal Proceedings.

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business.  The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

Item 3.	Changes in and Disagreements with Accountants.
Cinnamon, Jang, Wilouhby & Company, independent chartered accountants, were retained on September 28, 2005 as auditor for Paramount, and there have been no disagreements between us and the firm.
Item 4.	Recent Sales of Unregistered Securities.

The Company has carried out the following sales of unregistered securities: the first offering for total proceeds of $11,250 being raised in a private placement offering under Rule 504 of Regulation D of the Securities Act of 1933 to Accredited Investors, which closed on June 25, 2005; a second offering for total proceeds of $527,750 was made under Regulation S of the Securities Act of 1933, which closed on October 12, 2005; and a further financing of $290,000 made under Regulation S of the Securities Act of 1933, on December 12, 2005.

Item 5.	Indemnification of Directors and Officers.

The Corporation Laws of the State of Delaware and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities.  In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.  [Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.]

PART F/S

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Consolidated Financial Statements

Years ended June 30, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the shareholders of Paramount Gold Mining Corp. (An Exploration Stage Mining Company)

The financial statements and the notes thereto are the responsibility of the management of Paramount Gold Mining Corp. (An Exploration Stage Mining Company). These financial statements have been prepared in accordance with United States generally accepted accounting principles.

Management has developed and maintained a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The financial statements have been audited by HLB Cinnamon Jang Willoughby LLP, the independent auditors, in accordance with auditing standards in the United States of America on behalf of the shareholders.

The auditors have full and unrestricted access to the Audit Committee.

“Christopher Crupi”

Christopher Crupi, CA

President

                  Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Paramount Gold Mining Corp. (An Exploration Stage Mining Company):

We have audited the consolidated balance sheet of Paramount Gold Mining Corp. (An Exploration Stage Mining Company) as at June 30, 2005 and 2004 and the consolidated statements of income and cash flows for the years ended June 30, 2005 and 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether these statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2005 and 2004 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 (b) to the financial statements, the Company has not started operations and requires financing that raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1 (b).  These financial statements do not include any adjustments that might result from outcome of this uncertainty.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, BC

October 10, 2005

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Balance Sheet

As at June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

2005                    2004

Assets

Current Assets:

Cash                                                                            $ 11,250            $           -

Stockholders’ Equity

Capital Stock (Note 3)                                                         $ 13,023             $   1,773

Deficit                                                                               1,773                     1,773

$ 11,250            $           -

Signed on behalf of the Board of Directors

“Christopher Crupi”

Director

“Charles William Reed”

Director

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Statement of Operations

For the Year-Ended June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

For the

For the

Cumulative since

Year-Ended

Year-Ended

Inception

June 30,

June 30,

to

2005

2004

June 30, 2005

Revenue

$          -           $          -           $         -

Expenses:

Incorporation costs                                              -                       -                1,773

Net Loss                                                               -                       -                1,773

Deficit, beginning                                             1,773                 1,773                     -

Deficit, ending                                              $ 1,773               $ 1,773            $ 1,773

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Statement of Cash Flows

For the Year-Ended June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

For the

For the

Year-Ended

Year-Ended

June 30,

June 30,

2005

2004

FINANCING ACTIVITY

Proceeds from issuance of shares                                              $ 11,250                -

Net increase (decrease) in cash and cash equivalents           11,250                -

Cash and cash equivalents, beginning of year                                         -                -

Cash and cash equivalents, end of year                                      $ 11,250               -

Signed on behalf of the Board of Directors

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements

(expressed in United States dollars, unless otherwise stated)

1 – Basis of Presentation:

a – Governing Statutes and Nature of Operations

The Company, incorporated under the General Corporation Law of the State of Delaware, is a natural resource company engaged in the acquisition, exploration and development of gold and precious metal properties.  The corporation’s name was changed from PanelMaster, Corp. to Paramount Gold Mining Corp. on April 14, 2005.

b – Going Concern

The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon the continued financial support of its lenders and investors.  The outcome of these matters cannot be predicted at this time.

Due to a lack of operational history, the Company must continue to obtain external investment capital and financing.  Ongoing operations will be dependent upon the execution of the Business Plan and the successful listing of the Company on a public market.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue.  The company is currently involved in refinancing capital assets and raising funds via share transactions.

c – Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

2 – Principal Accounting Policies

The financial statements are prepared by management in accordance with generally accepted accounting principles of the United States of America.  The principal accounting policies followed by the Company are as follows:

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

2 – Principal Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 Disclosures about Fair Value of Financial Instruments.  The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.  The fair value of financial instruments classified as current assets including cash approximate carrying value due to the short-term maturity of the instruments.

3 – Capital Stock

Authorized –

100,000,000 Common shares with $0.001 par value

Issued and fully paid –

Paid In

Shares

Capital

Balance, June 30, 2004 and 2003                             17,726,000                   $      1,773

(i)

Consolidation of shares – 1,000 old         (17,708,274)

common shares for 1 new common share

(ii)

Private placement                                         11,250,000                          11,250

Balance, June 30, 2005                                           11,267,726                       $ 13,023

(i)

On April 14, 2005 the Board of Directors approved a consolidation of the common issued and outstanding common shares on the basis of 1 new common share for each existing 1,000 common shares.

(ii)

On June 25, 2005 the company completed a private placement whereby 11,250,000 common stock were issued at a price of $0.001 per share.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

4 – Related Party Transactions

There were no related party transactions in the year ended June 30, 2005 and June 30, 2004.

5 – Subsequent Events

Subsequent to year end the following events occurred:

Share Capital

On July 11, 2005 the Board of Directors approved a forward split of the issued and outstanding common shares on the basis of 2 new common shares for each existing common share.

Interest in San Miguel Groupings

The Company signed an agreement to acquire up to a 70% interest in the San Miguel Groupings located in Chihuahua, Mexico from Amermin S.A. de CV.  The agreement also includes access to 50% of the processing capacity at the La Currita Mill located located approximately three kilometers from the property.  The agreement calls for a payment of $400,000 to acquire a 35% interest.  The Company can increase its interest to 55% by spending $1,000,000 on exploration and development within the first 18 months and to 70% by spending an additional $1,500,000 within the first 30 months.

Letter of Intent with Sydney Resource Corp.

On September 28, 2005 the Company signed a Letter of Intent with Sydney Resource Corp. to acquire up to a 75% interest in a property in the Yoquivo District, Chihuahua State, Mexico, subject to a 30 day due diligence period.  Under the terms of the agreement the Company will issue to Sydney Resource Corp. 275,000 restricted shares and a nominal cash payment.  The Company is also obligated to undertake an exploration commitment of $1,000,000 within 18 month to earn a 50% interest.  The Company has an option to increase its interest to 60% by spending an additional $1,000,000 on exploration and development within the first 36 months with a further increase to 75% by issuing another 300,000 restricted shares to Sydney Resource Corp. and delivering a bankable feasibility study.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

5 – Subsequent Events (Continued)

Letter of Intent with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation

On October 11, 2005 the Company and its newly formed Peruvian subsidiary, Compania Minera Paramount SAC, have signed a Letter of Intent with Minera ABX Exploraciones S.A. (“Minera ABX”), a subsidiary of Barrick Gold Corporation, to acquire a minimum 51% interest in the Linda property, located in the Department of Ayacucho, South Peru.  The agreement calls for a two-year work commitment including 6000 metres of drilling, of which 2000 metres is a firm commitment during the first year of the deal.  Once the Company has completed the drill program, it will have acquired a 51% interest in the property and will remain the operator of the project as long as it maintains a majority interest.

Minera ABX has been granted a back-in right to reach a 65% interest, exercisable at any time after the Company acquires its 51% interest in the property, if exploration work uncovers a gold resource greater than 2 million ounces.  To earn its 65% interest, Minera ABX will reimburse the Company an amount equal to two times all exploration expenditures incurred by the Company and Minera ABX will become the operator of the project.

Agreements with Directors

The Company entered into an executive consulting agreement with Christopher Crupi effective April 18, 2005 and  pursuant to the terms of the agreement he received 3.3 million shares of the Company subsequent to year end.

On August 31, 2005 the Company entered into a consulting agreement with Charles William Reed, who agreed to act as exploration manager (Mexico) and director of the Company.  The agreement calls for a monthly payment to Mr. Reed in the amount of $3,000 plus $300 per day for each day worked in a given month in excess of 10 days.  In addition, Mr. Reed was issued 250,000 shares of the Company.

[Attached as Exhibit 4.1 is the Consent of the Auditors regarding Form 10SB.]

[Attached as Exhibit 4.2 are audited financial statements for June 30, 2005.]

PART III

See Index of Exhibits below

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Paramount Gold Mining Corp.
(Registrant)
Date:	December 20, 2005		/S/ Christopher Crupi
		By:	(Signature)
Christoper Crupi, President

Financial Statements for Quarter Ended September 30, 2005

The following is a summary of the financial disclosure as provided by our quarterly report for the three months ended September 30, 2005:

Results Of Operations for Three-Month Period Ended September 30, 2005

We incurred operating expenses in the amount of $194,686 for the three-month period ended September 30, 2005. At quarter end, we had cash on hand of $327,752.  Our liabilities at the same date totaled $483,210.

OTHER INFORMATION

Item 1.  Legal Proceedings

The Company is not a party to any pending legal proceeding.  Management is not aware of any threatened litigation, claims or assessments.

Item 2.  Changes in Securities

July 11, 2005 the Company’s outstanding common shares were forward split on the basis of 2 new common shares for each existing common share.

On October 12, 2005 61,660,000 common shares were returned to treasury.

Item 3. Defaults Upon Senior Securities

         None.

Item 4. Submission of Matters to a Vote of Security Holders

         None.

Item 5. Other Information

         None.

During the three-month period ended September 30, 2005, the Company did not file any current reports on Form 8-K.

Item 1. Index to Exhibits.

        The following exhibits required by Item 601 of Regulation SB are filed with this Registration Statement.

Exhibit No.	Description
3.1	Articles of Incorporation, dated March 29, 2005*
3.2	Consent of the Board of Directors, dated April 18, 2005*
3.3	Consent of the Board of Directors, dated May 23, 2005*
3.4	Bylaws*
4.1	Consent Letter from Auditors
10.1	Letter of Intent between Paramount and Amermin S.A. de C.V.*
10.2	Letter of Intent between Paramount and Minera ABX Exploraciones S.A.*
10.3	Letter of Intent between Paramount and Drilling Consultants Inc.*
10.4	Engagement Agreement with Christopher Crupi*
10.5	Consulting Agreement with Bill Reed*
10.6	Consulting Agreement with John Simons
10.7	43-101 Technical Report*

*Previously filed

Endnotes

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